Exhibit 99.1

36Kr Holdings Announces Changes to Board of Directors and Management

BEIJING, March 31, 2021 (GLOBE NEWSWIRE) — 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR), a prominent brand and pioneering platform dedicated to serving New Economy participants in China, today announced that Ms. Jihong Liang has decided to resign from her roles as the Company’s chief financial officer, director and member of the compensation committee, effective immediately, for personal reasons.

“I would like to thank the Board, the management, and all 36Kr-ers, for the opportunities, trust and friendship that you gave me,” Ms. Liang said. “And a special thank you to my team who fought with me, and all stakeholders and fans of 36Kr, for your constant encouragement. I will continue supporting the further development of 36Kr in whatever way I can.”

Mr. Dagang Feng, co-chairman and chief executive officer of the Company, commented, “On behalf of 36Kr, I would like to thank Ms. Liang for her tremendous contributions as 36Kr’s CFO and a director over the last few years, and I wish her all the best.”

The Company’s Board appointed Mr. Hao Lan as a director, effective April 1, 2021. Mr. Lan, who joined 36Kr in 2018, currently serves as a vice president, overseeing business development in domestic regions and services for local municipalities. Mr. Lan has over 10 years of experience in operational management. Prior to joining 36Kr, he held various positions at Sina.com, Auto China and Bitauto.com. Mr. Lan received his Bachelor’s degree in Computer Science from Shandong University of Technology in 2004.

The Company appointed Mr. Xiang Li as acting chief financial officer, effective April 1, 2021 while the Board proactively searches for a replacement. Mr. Li joined 36Kr in 2016 and currently serves as a financial director, involved in the Company’s financial reporting and financing activities. He has over 15 years of financial experience. Prior to joining 36Kr, Mr. Li served in various positions at Samsung, CNH Australia, Sony Ericsson and Smith & Nephew. He received his Bachelor’s degree in Accounting from Nankai University in 2005 and his Master’s degree in Finance from Macquarie University in 2016. Mr. Li is a licensed CPA in Australia and Canada.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in- house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business conditions globally and in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050
E-mail: 36Kr@tpg-ir.com